UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

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FORM 8-K

**CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of report (Date of earliest event reported): March 20, 2014

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McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

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**One McDonald's Plaza
Oak Brook, Illinois**
(Address of Principal Executive Offices)

60523
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

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Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On March 20, 2014, McDonald's Corporation (the "Company") announced that Timothy J. Fenton informed the Board of Directors of his decision to retire from the Company, effective October 1, 2014. Mr. Fenton will continue to serve as Chief Operating Officer during a brief transition period, and thereafter, as a Special Advisor to the Company's President and Chief Executive Officer, Donald Thompson. In his role as Special Advisor, Mr. Fenton will focus on global franchising, restaurant portfolio optimization and other strategic business initiatives.

In connection with Mr. Fenton's transition, the Company's Chief Financial Officer, Peter J. Bensen, will be assigned additional duties and responsibilities and was elected to the position of Senior Executive Vice President and Chief Financial Officer. He will receive a 16.1% salary increase, effective May 1, 2014.

Item 9.01. Financial Statements and Exhibits.

(d)   *Exhibits.*
99   Press Release of McDonald's Corporation issued March 20, 2014:
          McDonald's Announces Chief Operating Officer Tim Fenton to Retire and Global Management Restructure

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: March 21, 2014

By: /s/ Denise A. Horne

Denise A. Horne
Corporate Vice President - Associate General Counsel and Assistant Secretary

Exhibit 99



MEDIA:

Heidi Barker Sa Shekhem   630-623-3791

Becca Hary   630-623-7293

INVESTORS:

Kathy Martin   630-623-7833

McDONALD'S ANNOUNCES CHIEF OPERATING OFFICER TIM FENTON TO RETIRE AND GLOBAL MANAGEMENT RESTRUCTURE

(OAK BROOK, Ill., March 20, 2014) - McDonald's President and Chief Executive Officer Don Thompson today announced that Chief Operating Officer Tim Fenton, 56, has decided to retire from McDonald's Corp., effective October 1, 2014. He will continue to serve as COO during a brief transition period, and thereafter, as a Special Advisor to Thompson focused on global franchising, restaurant portfolio optimization and other strategic business initiatives.

Upon notification of Fenton's retirement, the Board of Directors approved several reporting structure changes designed to continue driving McDonald's business for the long-term. McDonald's Area of the World presidents, responsible for the operations of McDonald's 35,000 restaurants worldwide, will now report directly to Thompson. The company will not replace the COO role, but will broaden responsibilities for two senior leaders. Pete Bensen, 51, Executive Vice President and Chief Financial Officer, will assume oversight for Worldwide Supply Chain, Development and Franchising functions. Steve Easterbrook, 46, Executive Vice President and Global Chief Brand Officer, will assume oversight for the Restaurant Solutions Group; Corporate Strategy; and the Global CSR, Sustainability and Philanthropy department. The Board has elected Bensen and Easterbrook Senior Executive Vice Presidents.

"We are confident that Pete, Steve and our global leadership team will remain focused on driving the business forward and delivering an outstanding restaurant experience to our 70 million customers we serve daily around the world," said Thompson.

Thompson continued, "On behalf of the entire McDonald's System, I salute Tim for his 41 years of continuous service to McDonald's, and want to thank him for his countless contributions to our business. We have benefitted greatly from his international experience, deep commitment to operational excellence and proven track record of success."

"I'm making a difficult and personal decision to retire," said Fenton. "It's widely known that I battle severe asthma. I simply cannot continue to meet the global travel demands of this position and will focus on improving my health closer to home. I intend to always be of service to this great company, our employees, customers and suppliers."

About Tim Fenton

Fenton joined McDonald's in 1973 as a crew member in Utica, N.Y. He has held a variety of leadership roles throughout his McDonald's career, including President of McDonald's Asia-Pacific, Middle East and Africa (APMEA). Prior to that, he served as President of the East Division for McDonald's USA. Before joining the U.S. business, he was Senior Vice President of Southeast Asia-Pacific, Middle East and Africa, Vice President and Managing Director of McDonald's Middle East Development Company and served in numerous operations and leadership positions in Asia, Poland, Central Europe and the U.S.

ABOUT McDONALD'S

McDonald's is the world's leading global food service retailer with more than 35,000 locations serving approximately 70 million customers in more than 100 countries each day. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local business men and women. To learn more about the company, please visit: www.aboutmcdonalds.com and follow us on Facebook (http://www.facebook.com/mcdonaldscorp) and Twitter (http://twitter.com/McDonaldsCorp).